September 4, 2008

For Immediate Release

[redacted]

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock Exchange Code number: 4676
For further information, please contact: Kazunobu Iijima,
Senior Executive Managing Director, Investor Relations
Telephone: +81-3-5500-8258

Acquisition of Certification as a Certified Broadcast Holding Company

Fuji Television Network, Inc. ("Fuji Television") today acquired certification from the Minister for Internal Affairs and Communications as a Certified Broadcast Holding Company in accordance with Article 52-30 of the Broadcast Law. This acquisition provides for formal transition to a certified broadcast holding company structure, planned for October 1, 2008.

Fuji Television also today received approval from the Minister for Internal Affairs and Communications for transfer of the Company's broadcasting station license to Fuji Television Network Inc., to be newly established on October 1, 2008.

Overview of the Certified Broadcast Holding Company

(1) Company name	Fuji Media Holdings, Inc.
(2) Business	Certified broadcast holding company
(3) Head office	2-4-8, Daiba Minato-ku, Tokyo
(4) Representatives	Hisashi Hieda, Chairman of the Board Kou Toyoda, President
(5) Capital	¥146,200 million
(6) Fiscal year-end	March 31

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